FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

OMB APPROVAL __________________________________________________ OMB Number 3235-0287 Expires: December 31, 2001 Estimated average burden Hours per response..........0.5

(Print or Type Responses)
1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol						6. Relationship of Reporting Person(s) to Issuer
Bier, Elliot L.	Grand Toys International, Inc. ("GRIN")					(Check all applicable) ____X___ Director _______10% Owner
(Last) (First) (Middle) Place Canada Trust, 18 etage	3. IRS or Social Security Number of Reporting		4. Statement for Month/Year			___X__ Officer (give title below )______Other (specify below) Chairman and Secretary
999 Boul. de Maissoneuve Ouest	Person (Voluntary)		July 2001
(Street) Montreal, Quebec, CANADA H3A 3L4			5. If Amendment, Date of Original (Month/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Trans- action Date (Month/	3. Trans-action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month	6. Owner-ship Form: Direct (D) or Indirect	7. Nature of Indirect Beneficial Owner- ship
	Day/ Year)	Code	V	Amount	(A) or (D)	Price	(Instr. 3 and 4)	(I) (Instr. 4)	(Instr. 4)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Over)

* If the form is filed by more than one reporting person, see Instruction 4(b)(v). SEC 1474 (7-96)

FORM 4 (continued) Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4 and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8.Price of Deriv- ative Security (Instr. 5)	9. Numb-er of Deriv- ative Secur- ities Bene- ficially Owned at End	10.Own-ership Form of De- rivative Security: Direct (D) or Indirect	11. Nature of Indirect Bene- ficial Owner ship (Instr. 4)
			Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares		of Month (Instr. 4)	(I) (Instr. 4)
Common Stock Option	$.49	7/1/2001	A	--	500	--	7/1/ 2001	7/1/ 2011	Common Stock	500	$.49	4,000	D	--

Explanation of Responses:

         /s/ Elliot L. Bier                    8/10/2001

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. **Signature of Reporting Person Date

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number. Page 2

SEC 1474 (7-96)